Mail Stop 3561

June 20, 2008

J. Wayne Rodrigue, Jr.
Chief Executive Officer
Exousia Advanced Materials, Inc.
1200 Soldier's Field Drive, Suite 200
Sugar Land, TX 77479

   Re: Exousia Advanced Materials, Inc.
     Form 10-KSB for the Fiscal Year Ended December 31, 2006
     File No. 000-51381

Dear Mr. Rodrigue:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

        Sincerely,

        Tia Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel and
        Health Care Services